Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
170 University Avenue
Suite 1000
Toronto, Ontario
M5H 3B3

Item 2	Date of Material Change

March 10, 2017 and March 16, 2017.

Item 3	News Release

The press releases attached as Schedule “A” and Schedule “B” were disseminated through Marketwired on March 10, 2017 and March 16, 2017, respectively, with respect to the material changes.

Item 4	Summary of Material Change

On March 10, 2017, the Company filed a prospectus supplement to the Company’s base shelf prospectus dated August 18, 2015 with securities regulators in Ontario, British Columbia and Alberta, with respect to its previously announced offering of units (the “Offering”).

On March 16, 2017 the Company announced that the Offering had closed.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the press releases attached as Schedule “A” and Schedule “B”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer is knowledgeable about the material changes and may be contacted about this report:

Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)

Email:	stephen@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9	Date of Report

March 16, 2017.

Schedule “A”

[See Attached]

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com•www.titanmedicalic.com

Titan Medical Inc. Announces Filing of Prospectus Supplement

Toronto, ON – (Marketwired – March 10, 2017) – Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) ( OTCQX: TITXF) is pleased to announce that it has today filed a prospectus supplement ( the“Prospectus Supplement”) to the Company’s short form base shelf prospectus dated August 18, 2015 ( with the Prospectus Supplement, the “Prospectus”), regarding its previously announced public offering (the “Offering”) of units of the Company (“Units”). Each Unit is comprised of one common share of the Company (a “Common Share”) and (i) one-half of one common share purchase warrant, each whole warrant exercisable for one Common Share, at a price of C$0.40 for a period of two years following the closing of the Offering ( the “Closing”), and ( ii)one-half of one common share purchase warrant, each whole warrant exercisable for one Common Share, at a price of C$0.50 for a period of four years following Closing.

Bloom Burton Securities Inc. (the “Agent”) has agreed to sell, on a best efforts agency basis, a minimum of 15,333,714 Units and a maximum of 21,467,200 Units at a price of C$0.35 per Unit for total gross proceeds of a minimum of approximately C$5,366,800 and a maximum of approximately C$7,513,520.

The Offering is subject to a number of conditions, including, without limitation, receipt of all regulatory approvals.

The net proceeds of the Offering ( the“Net Proceeds”) will be used to fund continued development work in connection with the Company’s SPORT™ Surgical System, as well as for working capital and other general corporate purposes. Details as to the specific allocation of the Net Proceeds are disclosed in the Prospectus Supplement.

For further details regarding the Offering, please see the Company’s press releases dated March 7, 2017 and March 8, 2017, the agency agreement dated March 10, 2017 and the Prospectus Supplement, copies of which are available under the Company’s profile at www.sedar.com.

The outstanding Shares are listed on the Toronto Stock Exchange ( the“TSX”) under the symbol “TMD”. The TSX has conditionally approved the listing of the Common Shares issuable in connection with the Offering. Listing will be subject to the Company fulfilling the listing requirements of the TSX on or before June 9, 2017.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This press release contains “forward-looking statements” which reflect the current expectations of management of the Company, including with respect to the intended use of the Net Proceeds. Such statements include, but are not limited to, statements regarding receipt of applicable regulatory approvals, the anticipated Closing Date and the proposed use of the Net Proceeds. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company's Annual Information Form dated March 30, 2016 ( which maybe viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward- looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”), except in compliance with the registrationrequirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

CONTACT INFORMATION

EVC Group, Inc.

Amanda Prior
Aprior@evcgroup.com

Michael Polyviou
mpolyviou@evcgroup.com
(646) 445-4800

Schedule “B”

[See Attached]

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 • Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

Titan Medical Inc. Announces Closing of Public Offering

Toronto, ON – (Marketwired – March 16, 2017) – Titan Medical Inc. (the "Company")  (TSX: TMD) (OTCQX: TITXF) is pleased to announce that it closed its previously announced public offering (the "Offering") earlier today pursuant to an agency agreement (the "Agency Agreement") dated March 10, 2017 between the Company and Bloom Burton Securities Inc. (the "Agent"). The Company sold 21,467,200 units (each, a "Unit") under the Offering at a price of CDN $0.35 per Unit for gross proceeds of CDN $7,513,520.

Each Unit is comprised of one common share of the Company (a “Common Share”) and (i) one-half of one Common Share purchase warrant, each whole warrant exercisable for one Common Share, at a price of C$0.40 for a period of two years following the closing of the Offering (the “Closing”), and (ii) one-half of one Common Share purchase warrant, each whole warrant exercisable for one Common Share, at a price of C$0.50 for a period of four years following Closing. The Common Shares sold under the Offering will be listed and posted for trading on the Toronto Stock Exchange under the symbol TMD at the opening on March 16, 2017.

The Units were qualified for sale by way of a prospectus supplement dated March 10, 2017 to the Company's short form base shelf prospectus dated August 18, 2015 (together, the "Prospectus"), which has been filed in the Provinces of British Columbia, Alberta and Ontario.

The net proceeds of the Offering (the “Net Proceeds”) will be used to fund continued development work in connection with the Company’s SPORT™ Surgical System, as well as for working capital and other general corporate purposes.

Roth Capital Partners acted as special selling group member in connection with the Offering.

For further details regarding the Offering, please see the Company’s press releases dated March 7, 2017, March 8, 2017, and March 10, 2017, the Agency Agreement and the Prospectus, copies of which are available under the Company’s profile at www.sedar.com.

Related Party Transaction

An aggregate of 630,914 Units were issued to insiders of the Company under the Offering for gross proceeds of $220,819. The insider subscriptions constitute a “related party transaction” pursuant to Multilateral Instrument 61–101 – Protection of Minority Security Holders in Special Transactions (“MI 61–101”). In completing the insider subscriptions, the Company relied on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61–101 set forth in sections 5.5(a) and 5.7(a) of MI 61–101, as the aggregate value of the insider subscription does not exceed 25% of the market capitalization of the Company.

The Company did not file a material change report more than 21 days before the expected closing of the Offering due to the limited time between the launch of the Offering and the Closing.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This press release contains "forward-looking statements" which reflect the current expectations of management of the Company. Such statements include, but are not limited to, statements regarding receipt of applicable regulatory approvals, the anticipated Closing Date and the proposed use of the Net Proceeds. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "potential for" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of the Company's Annual Information Form dated March 30, 2016 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. persons," as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons"), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

CONTACT INFORMATION

EVC Group, Inc.

Amanda Prior
Aprior@evcgroup.com

Michael Polyviou
mpolyviou@evcgroup.com
(646) 445-4800